PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

May 23, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus AMT-Free Municipal Cash Management Plus

(File Nos.: 33-36821 and 811-06172)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Fund"), on or about May 24, 2017 the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 48 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 47 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on March 31, 2017 for the purpose of implementing disclosure changes relating to money market fund reform for the Fund.

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank A. Buda of the Staff via telephone on May 12, 2017 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the currently effective versions.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Comments given on the prospectus for Administrative shares of the Fund were considered as applicable to prospectuses for all classes of the Fund. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Fees and Expenses—Example

1.	Staff Comment: Please clarify in the introductory paragraph to the Example that the costs shown for investing in the Fund apply regardless of whether shares are held or redeemed at the end of each time period indicated.

Response: The second sentence of the introductory paragraph to the Example will be revised in the Amendment as follows: "The Example assumes that you invest $10,000 in the fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods." (emphasis added)

Fund Summary—Principal Investment Strategy

2.	Staff Comment: The first sentence of the first paragraph states: "To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in short-term, high quality municipal obligations that provide income exempt from both federal income taxes and the federal alternative minimum tax." Pursuant to the Fund's investment restrictions, it does not borrow for investment purposes. To avoid investor confusion, please delete the language "plus any borrowing for investment purposes."

Response: The requested revision will be made in the Amendment.

3.	Staff Comment: Please confirm that, to the extent derivatives are counted for the purpose of complying with the Fund's 80% policy, such derivatives will be valued at market value, rather than notional value.

Response: We have confirmed with Fund management that any such derivatives would be valued at market value for purposes of compliance with the Fund's 80% policy.

Fund Summary—Purchase and Sale of Fund Shares

4.	Staff Comment: The second paragraph states that the Fund's minimum initial investment is $10,000,000, with no minimum subsequent investment (with certain exceptions). Please confirm if this investment minimum applies to each natural person or only to each institutional master account. Please add "per natural person" if that is in fact accurate. Please supplementally confirm and revise the investment minimum for the similar language located in Shareholder Guide—How to Buy Shares.

Response: As a financial intermediary could establish an account in the Fund on behalf of one or more natural persons, we do not believe any additional disclosure is necessary.

Fund Details—Management

5.	Staff Comment: The third sentence of the first paragraph states: "A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the six-month period ended July 31, 2016." Please confirm if the discussion is available in the annual report for the fiscal year ended January 31, 2017 and, if so, include a reference.

Response: The referenced disclosure complies with Item 10(a)(1)(iii) of Form N-1A, which requires that: "a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable." (emphasis added) Item 27(d)(7) of Form N-1A requires that, for any annual or semi-annual report, the report include such discussion if the board approved any investment advisory contract during the Fund's most recent fiscal half year. Since the board's approval with respect to the Fund occurred during the six-month period ended July 31, 2016, the referenced discussion is in the semi-annual report for that period.

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6.	Staff Comment: The second sentence of the first paragraph states: "For the fiscal year ended January 31, 2017, the fund did not pay Dreyfus a management fee pursuant to an undertaking in effect." Please consider providing additional information about the undertaking, or the reason that the Fund did not pay Dreyfus a management fee, to clarify what this means to an investor.

Response: Please note that in the Amendment effective management fees for the Cash Management funds are included in a table and the above referenced language does not appear because for the fiscal year ended January 31, 2017, no fund, including the Fund, had an effective management fee of zero. The following language will be added immediately before the table: "Certain funds paid an effective management fee at a lower rate due to a voluntary undertaking by Dreyfus to waive fees and/or reimburse fund expenses during the period."

Shareholder Guide—Buying and Selling Shares

7.	Staff Comment: The first sentence of the first paragraph states: "The fund is designed for institutional investors, particularly banks, acting in a fiduciary advisory, agency, custodial or similar capacity." Please consider moving the language of the fourth paragraph ("Investments in the fund are limited to accounts beneficially owned by natural persons (i.e., human beings).") to be the second sentence of the first paragraph.

Response: In the Amendment (in which the Fund's prospectus is combined with other funds' prospectuses), the fourth paragraph is preceded by a header limiting its applicability to the retail Cash Management funds. Thus, the language of the fourth paragraph cannot move to the first paragraph which is applicable to all Cash Management funds. Please note that disclosure limiting investment in the Fund to accounts beneficially owned by natural persons is included in the Fund's summary prospectus in the Amendment.

Back Cover—Annual/Semiannual Report

8.	Staff Comment: The first sentence states: "Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year." Please revise the language in this paragraph to be consistent with Item 1(b)(1) of Form N-1A, which requires a statement to the effect that additional information about the fund's investments is available in the fund's annual and semi-annual reports to shareholders and, in the fund's annual report, shareholders will find a discussion of the market conditions and investment strategies that significantly affected the fund's performance during its last fiscal year (i.e., the Fund's annual report discusses the Fund's last fiscal year and the Fund's semi-annual report discusses the Fund's last six-month period).

Response: The first sentence will be replaced with the following sentence: "The funds' annual and semiannual reports describe the funds' performance, list portfolio holdings and contain a letter from the funds' manager discussing recent market conditions, economic trends and fund strategies that significantly affected the funds' performance during the period covered by the report."

Back Cover—Portfolio Holdings

9.	Staff Comment: Item 9(d) of Form N-1A requires disclosure regarding where an investor can find the Fund's policies and procedures with respect to portfolio holdings. This disclosure is

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currently located on the back cover of the prospectus. Please consider moving this disclosure to the location of other Item 9 disclosure.

Response: Fund management believes that the reference to the location of a description of the Fund's policies and procedures is appropriately located under the back cover caption "For More Information" and with the summary description of the Fund's portfolio holdings disclosure policy.

SAI

General

10.	Staff Comment: Effective May 1, 2017, The Dreyfus Third Century Fund, Inc. changed certain investment policies and its name to Dreyfus Sustainable U.S. Equity Fund, Inc. Please confirm that the SAI will be updated to reflect these changes.

Response: The SAI will be updated accordingly.

Front Cover

11.	Staff Comment: The footnote below the table on the front cover of the SAI states the definition of "last fiscal year." Please update this definition as of the effective date of the Amendment.

Response: The requested revision will be made in the Amendment.

Share Ownership

12.	Staff Comment: The Fund's share ownership information is dated May 5, 2016. Please update the Fund's share ownership information to be dated within thirty days before the effective date of the Amendment.

Response: The Fund's share ownership information will be updated accordingly in the Amendment.

Investments, Investment Techniques and Risks—Money Market Funds

13.	Staff Comment: The first sentence of footnote 21 states: "Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free New York Municipal Cash Management may invest without limitation, and Dreyfus AMT-Free Tax Exempt Cash Management may invest up to 20% of its assets, in Municipal Obligations, including certain private activity bonds, the income from which is subject to the AMT, if the Adviser determines that their purchase is consistent with the fund's investment objective." Pursuant to the Fund's 80% test, the Fund may not invest without limitation in Municipal Obligations subject to the federal alternative minimum tax (the "AMT") and must invest at least 80% of its assets in bonds that are not subject to the AMT. Please revise the footnote to state that the Fund may invest only up to 20% of its assets in bonds that are subject to the AMT.

Response: The footnote will be revised as follows in the Amendment: "Dreyfus AMT-Free New York Municipal Cash Management may invest without limitation, and each of Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free Tax Exempt Cash Management may invest up to 20% of its assets, in Municipal Obligations, including certain private activity

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bonds, the income from which is subject to the AMT, if the Adviser determines that their purchase is consistent with the fund's investment objective."

Investment Restrictions—Fundamental Policies—Industry Concentration

14.	Staff Comment: The paragraph regarding Dreyfus California AMT-Free Municipal Cash Management states that the fund may not "[i]nvest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of Municipal Obligations (other than Municipal Obligations backed only by assets and revenues of non-governmental issuers) and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities." Please revise the language in the parenthetical to read "Municipal Obligations backed principally by assets and revenues of non-governmental issuers," or add an explanatory note to that effect.

Response: We do not believe that we can change a Fundamental Policy without a shareholder vote. However, we will add the following disclosure in the explanatory notes at the end of "Investment Restrictions—Fundamental Policies":

For Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus California AMT-Free Municipal Cash Management, for purposes of industry concentration determinations, Municipal Obligations backed principally by assets and revenues of non-governmental issuers are grouped together as an "industry."

15.	Staff Comment: Per the previous comment, please add the following parenthetical after "Municipal Obligations" in the paragraphs regarding the Fund and Dreyfus AMT-Free Tax Exempt Cash Management: "(other than Municipal Obligations backed principally by assets and revenues of non-governmental issuers)."

Response: Please see our response to Comment No. 14. above.

Investment Restrictions—Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names—Names

16.	Staff Comment: In the 80% Test chart, the Fund's 80% Test is described as "Municipal Obligations" and as a fundamental policy. Please clarify the terms of the fundamental policy by either adding "AMT" to the description of the 80% Test, or, if the 80% Test in respect of securities that provide income exempt from the AMT is not a fundamental policy, the Fund may want to have two 80% Tests.

Response: A second 80% Test in respect of securities that provide income exempt from the AMT will be added to the 80% Test chart with an indication that this 80% Test is a nonfundamental policy.

Additional Information About Investments, Investment Techniques and Risks—Specific Types of Derivatives

17.	Staff Comment: As the Fund may enter into credit default swap agreements, please confirm that, if the Fund enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps and revise the disclosure accordingly.

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Response: We have been advised by Fund management that, if the Fund enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. The disclosure in the Amendment will be revised accordingly.

18.	Staff Comment: If the Fund intends to enter into total return swap agreements, please review the segregation recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response: We have been advised by Fund management that, if the Fund enters into total return swap agreements, it will comply with Release 10666 and subsequent Staff no-action letters or interpretations.

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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3346.

Very truly yours,

/s/ Lauren Connolly
Lauren Connolly

cc:	Janna Manes

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